UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

The Finish Line, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

317923100

(CUSIP Number)

Jason Bernzweig

SCSF Equities, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with a copy to-

Clifford E. Neimeth, Esq.

Greenberg Traurig, LLP

The MetLife Building

200 Park Avenue

New York, NY  10166

(212) 801-9200

November 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 317923100

1.	Names of Reporting Persons. SCSF Equities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,048,729 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,048,729 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,048,729 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 317923100

1.	Names of Reporting Persons. Sun Capital Securities Offshore Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,048,729 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,048,729 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,048,729 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 317923100

1.	Names of Reporting Persons. Sun Capital Securities Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,048,729 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,048,729 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,048,729 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 317923100

1.	Names of Reporting Persons. Sun Capital Securities Advisors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,048,729

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,048,729

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,048,729

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 317923100

1.	Names of Reporting Persons. Sun Capital Securities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,048,729

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,048,729 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,048,729 )

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 317923100

1.	Names of Reporting Persons. Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,048,729

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,048,729 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,048,729

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 317923100

1.	Names of Reporting Persons. Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,048,729

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,048,729

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,048,729 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 hereby amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed on March 6, 2007, by SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the Class A Common Stock, par value $0.01 per share (the “Common Stock”) of Finish Line, Inc., an Indiana corporation (the “Issuer”) as follows:

Items 5 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 5.                         Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)     On November 27,  2007, the Reporting Persons sold shares of Common Stock decreasing the total number of shares beneficially owned by the Reporting Persons to 2,048,729 or approximately 4.8% of the Issuer’s outstanding Common Stock.

(c)           Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days. On November 19, 2007, the Reporting Persons sold 4,068 shares of Common Stock at an average sale price per share of $3.30. On November 21, 2007, the Reporting Persons sold 185,871 shares of Common Stock at an average sale price per share of $3.13. On November 23, 2007, the Reporting Persons sold 34,000 shares of Common Stock at an average sale price per share of $3.13. On November 26, 2007, the Reporting Persons sold 732 shares of Common Stock at an average sale price per share of $3.10. On November 27, 2007, the Reporting Persons sold 150,000 shares of Common Stock at an  average sale  price per share of $3.17. On November 28, 2007, the reporting persons sold 75,000 shares of Common Stock at an average sale price per share of $3.40. The transactions were effected by SCSF Equities and were open market purchases on the NASDAQ Global Market.

(e)                                  On November 27, 2007 the Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer’s Common Stock.

Item 7.                                 Materials to be Filed as Exhibits.

Exhibit A

Joint Filing Agreement, dated March 6, 2007, by and among each of the Reporting Persons (incorporated by reference to Exhibit A to Schedule 13D filed by the Reporting Persons with respect to the Issuer on March 6, 2007).

Exhibit B	Limited Power of Attorney, dated December 29, 2006, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 28, 2007	SCSF Equities, LLC

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

		By:	*
		Name:	Marc J. Leder
		Its:	Director

Sun Capital Securities Fund, LP

		By:	Sun Capital Securities Advisors, LP
		Its:	General Partner

		By:	Sun Capital Securities, LLC
		Its:	General Partner

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities Advisors, LP

		By:	Sun Capital Securities, LLC
		Its:	General Partner

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities, LLC

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

		/s/	*
Marc J. Leder

		/s/	*
Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 1 to Schedule 13D pursuant the Limited Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated: November 28, 2007	*By:	/s/ Brian J. Gavsie	Attorney in fact
Brian J. Gavsie

Exhibit B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Bruce I. March and Brian J. Gavsie signing singly, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director and/or owner of greater than 10% of the outstanding Common Stock of SCSF Equities, LLC, a Delaware limited liability (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder as well as a Schedule 13D or Schedule 13G and any amendments thereto; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and Schedule 13D or Schedule 13G and any amendments thereto and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority, including the New York Stock Exchange and the Nasdaq Global Select Market; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. Each of the undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until each of the undersigned is no longer required to file Forms 3, 4 and 5 or Schedule 13D or Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company unless earlier revoked by each of the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

This Power of Attorney shall be governed by and construed in accordance with the laws of the State of Florida, without giving effect to any principles of conflicts of laws.

IN WITNESS WHEREOF, each of the undersigned has caused his or its name to be hereto signed and these presents to be acknowledged by its duly elected and authorized officer this 29th day of December, 2006.

SCSF Equities, LLC

By:	/s/ Rodger R. Krouse
Name:	Rodger R. Krouse
Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By:	/s/ Rodger R. Krouse
Name:	Rodger R. Krouse
Its:	Director

Sun Capital Securities Fund, LP

By:	Sun Capital Securities Advisors, LP
Its:	General Partner

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/s/ Rodger R. Krouse
Name:	Rodger R. Krouse
Its:	Co-CEO

Sun Capital Securities Advisors, LP

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/s/ Rodger R. Krouse
Name:	Rodger R. Krouse
Its:	Co-CEO

Sun Capital Securities, LLC

By:	/s/ Rodger R. Krouse
Name:	Rodger R. Krouse
Its:	Co-CEO

/s/ Marc J. Leder
Marc J. Leder

/s/ Rodger R. Krouse
Rodger R. Krouse